Exhibit 99.1

Baozun Files Annual Reports for Fiscal Year 2025

SHANGHAI, April 23, 2026 /PRNewswire/ -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun,” the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the SEC’s website at http://www.sec.gov.

The Company has also published its annual report in Hong Kong pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKEX”), which can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the HKEX’s website at http://www.hkexnews.hk .

The Company has adopted new arrangements for electronic dissemination of its annual reports to its shareholders and ADS holders as a promotion of its ESG initiatives. Requests for printed copy of the annual report should be directed to the Company’s IR Department at ir@baozun.com.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.
Ms. Wendy Sun
Email: ir@baozun.com